EXHIBIT 11 — Computation of Per Share Earnings
(In thousands, except per share data)

	2005	2004	2003
NUMERATOR:
Income before discontinued operations and cumulative effect of a change in accounting principle	$635,145	$796,792	$1,030,896
Income from discontinued operations, net	300,517	49,007	114,695
Cumulative effect of a change in accounting principle	—	(4,883,968)	—

Net income (loss)	935,662	(4,038,169)	1,145,591

Effect of dilutive securities:
Convertible debt — 2.625% issued in 1998	—	—	2,106
LYONS — 1998 issue	—	—	1,446

Numerator for net income before cumulative effect of a change in accounting principle per common share — diluted	935,662	845,799	1,149,143
Numerator for cumulative effect of a change in accounting principle per common share - diluted	—	(4,883,968)	—

Numerator for net income (loss) per common share — diluted	$935,662	$(4,038,169)	$1,149,143

DENOMINATOR:
Weighted average common shares	545,848	596,126	614,651

Effect of dilutive securities:
Stock options and common stock warrants	1,303	2,149	3,167
Convertible debt — 2.625% issued in 1998	—	—	2,060
LYONS — 1998 issue	—	—	892

Denominator for net income (loss) per common share — diluted	547,151	598,275	620,770

Net income (loss) per common share:
Income before discontinued operations and cumulative effect of a change in accounting principle — Basic	$1.16	$1.34	$1.68
Discontinued operations — Basic	.55	.08	.18
Cumulative effect of a change in accounting principle — Basic	—	(8.19)	—

Net income (loss) — Basic	$1.71	$(6.77)	$1.86

Income before cumulative effect of a change in accounting principle — Diluted	$1.16	$1.33	$1.67
Discontinued operations — Diluted	.55	.08	.18
Cumulative effect of a change in accounting principle — Diluted	—	(8.16)	—

Net income (loss) — Diluted	$1.71	$(6.75)	$1.85

*	Denotes items that are anti-dilutive to the calculation of earnings per share.